ACCENTURE PLC
1 GRAND CANAL SQUARE
GRAND CANAL HARBOUR
DUBLIN 2, IRELAND

February 12, 2013

VIA EDGAR

Cecilia Blye
Securities and Exchange Commission
Division of Corporate Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence dated February 5, 2013 concerning Accenture plc Form 10-K for the Fiscal Year Ended August 31, 2012 Filed October 30, 2012 File No. 1-34448
Dear Ms. Blye:
This letter is in response to your correspondence dated February 5, 2013 concerning the Form 10-K for the fiscal year ended August 31, 2012 filed by Accenture plc. In that letter, you asked that we respond within 10 business days or advise the staff when we will respond. As discussed with Mr. Pradip Bhaumik, we respectfully advise the staff that we continue to work on our response and anticipate that we will require additional time in order to respond fully to your letter. We are therefore requesting an extension until March 5, 2013 and expect to respond no later than that date. In the meantime, please do not hesitate to contact me. I can be reached at (703) 947-5400.

Sincerely,

/s/ Julie Spellman Sweet

Julie Spellman Sweet
General Counsel, Secretary & Chief Compliance Officer